December 2009

Pricing Sheet dated December 23, 2009 relating to
Preliminary Terms No. 268 dated December 18, 2009 to
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
90% Principal Protected Commodity-Linked Notes due June 28, 2013
Based on the Performance of a Commodity Basket
PRICING TERMS – DECEMBER 23, 2009
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,960,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	December 23, 2009
Original issue date:	December 31, 2009 (5 business days after the pricing date)
Maturity date:	June 28, 2013
Partial principal protection:	90% at maturity
Interest:	None
Basket:	Basket commodities	Bloomberg ticker symbol*	Weighting	Initial commodity price
	S&P GSCITM Brent Crude Index—Excess Return (“brent crude index”)	SPGCBRP	30%	574.3579
	Gold	GOLDLNPM	30%	$1,085.25
	Zinc	LOZSDY	15%	$2,440.00
	Copper – Grade A (“copper”)	LOCADY	15%	$6,901.00
	Platinum	PLTMLNPM	10%	$1,399.00

*Bloomberg ticker symbols are being provided for reference purposes only. The initial commodity prices have been, and the final commodity prices will be, determined based on the prices published by the index publisher or the relevant exchange, as applicable.

Payment at maturity:
▪  If the basket performance is greater than zero:
$1,000 + supplemental redemption amount
Under no circumstances will the payment at maturity exceed the maximum payment amount.
▪  If the basket performance is less than or equal to zero:
$1,000 + ($1,000 x basket performance)
If the basket performance is less than zero, this amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than the minimum payment amount of $900 per note.

Supplemental redemption amount:	$1,000 x participation rate x basket performance; provided that the supplemental redemption amount will not be more than $320.
Participation rate:	100%
Maximum payment amount:	$1,320 per note (132% of the stated principal amount)
Minimum payment amount:	$900 per note (90% of the stated principal amount)
Basket performance:	Sum of the commodity performance values of each of the basket commodities
Commodity performance value:	With respect to each basket commodity: [(final commodity price – initial commodity price) / initial commodity price] x weighting
Commodity price:
For any trading day or index business day, as applicable:
Brent crude index: the official settlement price of the brent crude index
Gold: the afternoon fixing price per troy ounce (as stated in U.S. dollars)
Zinc:  the official cash offer price per ton (stated in U.S. dollars)
Copper: the official cash offer price per ton (as stated in U.S. dollars)
Platinum: the afternoon fixing price per troy ounce (as stated in U.S. dollars)
For full descriptions, please see “Fact Sheet – Commodity price” on page 7 of the accompanying preliminary terms.

Initial commodity price:
For each basket commodity, the commodity price for such basket commodity on the pricing date.  See “Basket—Initial commodity price” above.
If any initial commodity price as finally determined by the relevant exchange or the index publisher or its successor differs from any initial commodity price specified in this pricing sheet, we will include the definitive initial commodity price in an amended pricing sheet.

Final commodity price:
For each basket commodity, the commodity price for such basket commodity on the determination date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day or non-index business day (as applicable).

Determination date:	In respect of each basket commodity, June 21, 2013, subject to a non-trading day or non-index business day (as applicable) or a market disruption event.
CUSIP:	617482JB1
ISIN:	US617482JB14
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated, a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per note	100%	2.5%	97.5%
Total	$2,960,000	$74,000	$2,886,000
(1)  Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of 2.5% for each note they sell. For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement for partially capital protected commodity-linked notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 268 dated December 18, 2009
Prospectus Supplement for Partially Capital Protected Commodity-Linked Notes dated December 23, 2008
Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.